FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contactos: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for March 2018

Passenger traffic increased 13.6% YoY in Mexico, and decreased 13.9% in Puerto Rico and 3.6% in Colombia

Mexico City, April 5, 2018 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for March 2018 increase 5.3% when compared to March 2017. Passenger traffic rose 13.6% in Mexico, and declined 13.9% in San Juan and 3.6% in Colombia.

This announcement reflects comparisons between March 1 through March 31, 2018 and 2017. Transit and general aviation passengers are excluded for Mexico and Colombia. During 2018, the impact of Holy Week on passenger traffic in Mexico began on March 23, while in 2017 it began on April 7.

Note that the decline in passenger traffic at San Juan Airport reflects the impact of Hurricane Maria, which hit the island on September 21, 2017.

Passenger Traffic Summary
	March		% Chg	Annual		% Chg
	2017	2018		2016	2017
Mexico	2,717,507	3,087,295	13.6	7,797,795	8,521,916	9.3
Domestic Traffic	1,043,776	1,238,621	18.7	3,077,799	3,458,958	12.4
International Traffic	1,673,731	1,848,674	10.5	4,719,996	5,062,958	7.3
San Juan, Puerto Rico	818,878	705,388	(13.9)	2,299,936	1,858,298	(19.2)
Domestic Traffic	726,253	637,966	(12.2)	2,027,682	1,682,957	(17.0)
International Traffic	92,625	67,422	(27.2)	272,254	175,341	(35.6)
Colombia	777,017	748,707	(3.6)	2,515,550	2,384,826	(5.2)
Domestic Traffic	679,475	624,494	(8.1)	2,204,773	2,012,117	(8.7)
International Traffic	97,542	124,213	27.3	310,777	372,709	19.9
Total Traffic	4,313,402	4,541,390	5.3	12,613,281	12,765,040	1.2
Domestic Traffic	2,449,504	2,501,081	2.1	7,310,254	7,154,032	(2.1)
International Traffic	1,863,898	2,040,309	9.5	5,303,027	5,611,008	5.8

ASUR Page 1 of 3

Mexico Passenger Traffic
		March		% Chg	Annual		% Chg
		2017	2018		2016	2017
Domestic Traffic		1,043,776	1,238,621	18.7	3,077,799	3,458,958	12.4
CUN	Cancun	527,546	663,306	25.7	1,571,040	1,829,258	16.4
CZM	Cozumel	9,107	13,939	53.1	27,932	36,255	29.8
HUX	Huatulco	46,522	55,707	19.7	137,471	161,633	17.6
MID	Merida	160,585	180,306	12.3	459,653	509,061	10.7
MTT	Minatitlan	16,979	14,716	(13.3)	48,798	43,662	(10.5)
OAX	Oaxaca	56,793	72,339	27.4	170,511	209,887	23.1
TAP	Tapachula	24,141	24,649	2.1	73,228	69,994	(4.4)
VER	Veracruz	99,197	115,324	16.3	289,356	318,956	10.2
VSA	Villahermosa	102,906	98,335	(4.4)	299,810	280,252	(6.5)
International Traffic		1,673,731	1,848,674	10.5	4,719,996	5,062,958	7.3
CUN	Cancun	1,560,440	1,727,020	10.7	4,399,299	4,715,943	7.2
CZM	Cozumel	56,169	57,630	2.6	142,403	141,459	(0.7)
HUX	Huatulco	24,810	24,195	(2.5)	81,513	84,314	3.4
MID	Merida	16,880	22,039	30.6	48,176	63,334	31.5
MTT	Minatitlan	516	476	(7.8)	1,815	1,571	(13.4)
OAX	Oaxaca	6,035	8,131	34.7	18,937	27,381	44.6
TAP	Tapachula	1,039	1,137	9.4	3,609	4,295	19.0
VER	Veracruz	4,930	4,966	0.7	15,355	15,542	1.2
VSA	Villahermosa	2,912	3,080	5.8	8,889	9,119	2.6
Traffic Total Mexico		2,717,507	3,087,295	13.6	7,797,795	8,521,916	9.3
CUN	Cancun	2,087,986	2,390,326	14.5	5,970,339	6,545,201	9.6
CZM	Cozumel	65,276	71,569	9.6	170,335	177,714	4.3
HUX	Huatulco	71,332	79,902	12.0	218,984	245,947	12.3
MID	Merida	177,465	202,345	14.0	507,829	572,395	12.7
MTT	Minatitlan	17,495	15,192	(13.2)	50,613	45,233	(10.6)
OAX	Oaxaca	62,828	80,470	28.1	189,448	237,268	25.2
TAP	Tapachula	25,180	25,786	2.4	76,837	74,289	(3.3)
VER	Veracruz	104,127	120,290	15.5	304,711	334,498	9.8
VSA	Villahermosa	105,818	101,415	(4.2)	308,699	289,371	(6.3)

US Passenger Traffic, San Juan Airport (LMM)
		March		% Chg	Annual		% Chg
		2017	2018		2016	2017
SJU Total		818,878	705,388	(13.9)	2,299,936	1,858,298	(19.2)
Domestic Traffic		726,253	637,966	(12.2)	2,027,682	1,682,957	(17.0)
International Traffic		92,625	67,422	(27.2)	272,254	175,341	(35.6)

Colombia Passenger Traffic Airplan
		March		% Chg	Annual		% Chg
		2016	2017		2016	2017
Domestic Traffic		679,475	624,494	(8.1)	2,204,773	2,012,117	(8.7)
MDE	Rionegro	488,925	431,856	(11.7)	1,567,040	1,402,237	(10.5)
EOH	Medellin	76,083	81,015	6.5	249,082	249,939	0.3
MTR	Monteria	67,065	64,331	(4.1)	228,950	208,764	(8.8)
APO	Carepa	15,185	15,425	1.6	50,800	44,920	(11.6)
UIB	Quibdo	26,770	25,829	(3.5)	89,557	85,487	(4.5)
CZU	Corozal	5,447	6,038	10.9	19,344	20,770	7.4
International Traffic		97,542	124,213	27.3	310,777	372,709	19.9
MDE	Rionegro	97,542	124,213	27.3	310,777	372,709	19.9
EOH	Medellin	-	-		-	-
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		777,017	748,707	(3.6)	2,515,550	2,384,826	(5.2)
MDE	Rionegro	586,467	556,069	(5.2)	1,877,817	1,774,946	(5.5)
EOH	Medellin	76,083	81,015	6.5	249,082	249,939	0.3
MTR	Monteria	67,065	64,331	(4.1)	228,950	208,764	(8.8)
APO	Carepa	15,185	15,425	1.6	50,800	44,920	(11.6)
UIB	Quibdo	26,770	25,829	(3.5)	89,557	85,487	(4.5)
CZU	Corozal	5,447	6,038	10.9	19,344	20,770	7.4

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. ASUR is one of the top four emerging market companies in the transportation and transportation infrastructure sector included in the Dow Jones Sustainability Emerging Markets Index (DJSI EM). For more information, visit www.asur.com.mx

- END -

ASUR Page 3 of 3

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date:April 5, 2018